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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of November 10, 2004.

Commission File Number ___________


                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  WESTERN FOREST PRODUCTS INC.
                                                --------------------------------
                                                          (Registrant)

Date November 10, 2004                       By          /s/ P.G. Hosier
                                                --------------------------------
                                                          (Signature)*
                                                        Philip G. Hosier
                                                       Corporate Secretary


---------
* Print the name and title under the signature of the signing officer.


                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
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NOVEMBER 5, 2004
FOR IMMEDIATE RELEASE

          WFP'S LADYSMITH MILL CLOSES TEMPORARILY DUE TO SOFTENING MARKETS

DUNCAN, BC. Western Forest Products Inc. (TSX: WEF) today announced that it is temporarily shutting down its Ladysmith saw mill due to softening US lumber markets and the high exchange rate of the Canadian dollar.

About 70 workers are affected. Work will stop at the end of the last shift on November 12, 2004, and will resume with the first shift on January 4, 2005.

About 30 workers will keep the planer mill running at Ladysmith for another two or three weeks before it also shuts down until January 4, 2005.

"We are disappointed that we have to take this action," says Reynold Hert, President and Chief Executive Officer. "This mill has run well and the employees have done a great job through some difficult times at Western. Unfortunately, we have seen a decline in our US lumber markets so we feel we must take this prudent step."

Hert adds that the high Canadian dollar has also injured the competitiveness of WFP lumber in the US.

Western Forest Products is an integrated Canadian forest products company and the second largest coastal woodland operator in BC. Principal activities conducted by WFP include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value added manufacturing, and producing NBSK pulp. Its products are sold in 30 countries worldwide.

                                      -30-

Media Contact: Gary Ley 604-787-5467